Exhibit 99.1

First Quarter 2008 Report to Shareholders

For the Three Months Ended November 30, 2007

(Unaudited)

CORUS ENTERTAINMENT INC.
First Quarter Report to Shareholders

TABLE OF CONTENTS

HIGHLIGHTS	3
Significant Events in the Quarter	3
Significant Events Subsequent to the Quarter	4
Management’s Discussion and Analysis	4
Overview of Consolidated Results	5
Revenues	5
Direct cost of sales, general and administrative expenses	6
Depreciation	6
Amortization	6
Interest expense	6
Other expense, net	6
Income taxes	6
Net income	6
Other comprehensive income (loss), net of tax	7
Radio	8
Television	9
Content	10
Corporate	11
Quarterly Consolidated Financial Information	11
Risks and Uncertainties	12
Financial Position	12
Liquidity and Capital Resources	13
Cash flows	13
Liquidity	13
Net debt to segment profit	13
Off-balance sheet arrangements and derivative financial instruments	14
Contractual commitments	14
Outstanding Share Data	14
Changes in Internal Control Over Financial Reporting	14
Key Performance Indicators	14
Free cash flow	14
Net debt	15
Net debt to segment profit	15
Consolidated Financial Statements and Notes	16

Corus

CORUS ENTERTAINMENT INC.
First Quarter Report to Shareholders

HIGHLIGHTS

(These highlights are derived from the unaudited consolidated financial statements) (thousands of Canadian dollars except	Three months ended November 30,
per share data)	2007	2006
Revenues	214,825	209,198
Segment profit
Radio	25,471	23,649
Television	62,869	60,482
Content	471	1,007
Corporate	(5,646)	(5,398)
Eliminations	225	177
	83,390	79,917

Net income	39,387	36,669
Earnings per share
Basic	$0.94	$0.87
Diluted	$0.91	$0.85
Weighted average number of shares outstanding (in thousands)
Basic	41,944	42,061
Diluted	43,083	43,116

Significant Events in the Quarter

•
On September 7, 2007, KidsCo, the joint venture channel owned by the Company, Sparrowhawk Media and DIC Entertainment (DIC), announced the launch of channels in Romania, Hungary, Russia, Turkey and Poland and subsequently the Ukraine.

•
On September 20, 2007, the Company announced that its Corus Quebec radio network would broadcast a weekly address from the province’s Premier on The Address from the Assembly. The address will be broadcast across the entire Corus Québec FM radio network. In areas not served by Corus Québec stations, the broadcast will be made available to other radio outlets.

•
On September 25, 2007, the Company announced a number of organizational changes in its Corporate and Television divisions. The changes were made to reduce costs and align the organization to better serve audiences and advertising and BDU clients.

•
On September 26, 2007, the Company held its annual Investor Day. The Company confirmed that it achieved its consolidated free cash flow target and its segment profit guidance for the fiscal year ended August 31, 2007. The Company also provided its fiscal 2008 guidance which target free cash flow of $90 to $110 million and consolidated segment profit of $250 to $260 million. The segment profit guidance was subsequently increased to $255 to $265 million.

•	On September 28, 2007, the Company paid a monthly dividend of $0.0825 and $0.08333 to holders of its Class A and Class B shares respectively.
•
On October 5, 2007, Nelvana Enterprises announced that it is expanding its digital sell-through network with an agreement to sell its animated content through the online stores powered by HP Video Merchant Services.

•
On October 12, 2007, Corus Radio and Penguin Group (Canada) announced they are putting books on the radio and online in a new book club feature for the nationally syndicated daily show Adler On Line, hosted by well-known talk personality Charles Adler.

•
On October 15, 2007, Nelvana Enterprises announced it had reached a multi-year deal with Universal Studios Home Entertainment Canada. Universal will manufacture, market and sell five properties on DVD for Nelvana Enterprises in Canada, including Jane and the Dragon, Grossology, Di-Gata Defenders, Ruby Gloom and a feature-length Franklin movie. In all, the deal represents more than 150 episodes of some of Nelvana’s premier properties.

Corus

•
On October 15, 2007, Corus Radio Kingston reformatted FM station CFMK by launching Lite 104.3FM, bringing Kingstonians familiar light rock songs along with favourites from the late 50s to the 70s. Veteran broadcasters Dave Holmes and Ray Bergstrom will continue on as the station’s on-air personalities.

•
On October 22, 2007, Corus Radio announced the return of George Stroumboulopoulos to the radio airwaves with the launch of The Strombo Show starting Sunday, November 4 on Corus new rock stations 99.3 The FOX (Vancouver), Power 97 (Winnipeg), 102.1 The Edge (Toronto), FM96 (London) and Y108 (Hamilton). Airing live across Canada, The Strombo Show will mix insightful conversations, celebrity interviews, ground-breaking music and audience interaction in an open-line, weekly three-hour live show.

•
On October 23, 2007, NBC Universal finalized the acquisition of Sparrowhawk Holdings and its global portfolio of pay TV channels. This acquisition included Sparrowhawk's one-third interest in the global children's channel KidsCo.

•
On October 25, 2007, the Company announced its plan to implement a two-for-one stock split for its issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares. The stock split must be approved by shareholders at the January 9, 2008 Annual General Meeting and the effective date of the stock split is expected to be February 1, 2008.

•
On November 21, 2007, Corus Custom Networks announced the launch of FLEX-Advertising - one of the first television advertising platforms in Canada that allows clients to self-manage changes to information on their advertising creative and upload the changes for broadcast directly onto The TV Listings Channel.

Significant Events Subsequent to the Quarter

•	On December 24, 2007, the CRTC approved the Company’s application to acquire radio station CIGR-FM Sherbrooke from Groupe Génération Rock. (See Broadcasting Decision CRTC 2007-435 for full details.)
•
On January 8, 2008, KidsCo, the global channel owned by the Company, NBC Universal and DIC Entertainment (DIC), announced that it is expanding to new territories including the Philippines, Indonesia, South Korea, Hong Kong, South Africa and the Middle East. The channel launched on Sky Cable in the Philippines and on Showtime dth satellite in the Middle East on Tuesday January 1st 2008, and will launch to the other Asia territories in Spring 2008 with South Africa’s Telkom Media following in August.

•
On January 8, 2008 the Company and MTV Networks International (MTVNI) announced plans to extend their multi-year broadcast partnership for Nickelodeon content to encompass all digital rights for Nickelodeon and related brands, covering broadcast, broadband, mobile, video-on-demand, pay-per-view, electronic sell-through and gaming. Under one new multi-platform agreement, Corus will have Canadian rights across all media for Nickelodeon's award-winning TV properties such as SpongeBob SquarePants and Dora the Explorer, enabling multiplatform management across TV, Internet and mobile. As part of the agreement, Corus will also represent Nickelodeon's popular kids and family web sites, including nick.com, for advertising sales in Canada.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of the financial position and results of operations for the three months ended November 30, 2007 is prepared at December 31, 2007.  The following should be read in conjunction with Management’s Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2007 Annual Report and the consolidated financial statements and notes of the current quarter.  The financial highlights included in the discussion of the segmented results are derived from the unaudited consolidated financial statements.  All amounts are stated in Canadian dollars unless specified otherwise.

Corus

Cautionary statement regarding forward-looking statements

To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”).  These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, including without limitation factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business;  and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form.  Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

Overview of Consolidated Results

Net income for the quarter was $39.4 million on revenues of $214.8 million, as compared to net income of $36.7 million on revenues of $209.2 million in the prior year.  For the quarter, Radio delivered segment profit growth of 8%, while Television segment profit increased by 4%.  Please refer to the discussion of segmented results for further analysis.

Financial Results

Revenues

Revenues for the first quarter were $214.8 million, an increase of 3% over $209.2 million last year.  Radio revenues increased by 5%, Television increased by 3%, while Content decreased by 19% in the quarter.  Please refer to the discussion of segmented results for additional analysis of revenues.

Corus

Direct cost of sales, general and administrative expenses

Direct cost of sales, general and administrative expenses for the first quarter were $131.4 million, up 2% from $129.3 million in the prior year.  Expense increases in Television were the result of higher program rights and film amortization, expenses increased at Radio as the result of having two additional stations relative to last year, while expenses at Content decreased as the result of lower revenues.  Please refer to the discussion of segmented results for additional analysis of expenses.

Depreciation

Depreciation expense for the first quarter was $5.8 million, an increase of $0.6 million from last year.  This increase reflects the timing of capital expenditures and a charge for redundant Corporate assets.

Amortization

The Company adopted the new accounting standards for financial instruments in the first quarter of fiscal 2008.  Under these standards, financing fees are included in the carrying amount of the associated debt and amortized over its expected life using the effective interest rate method.  The amortization calculated under this method is now included in interest expense.

Interest expense

Interest expense for the first quarter was $11.0 million, up from $8.9 million last year.  Interest on long-term debt is unchanged from the prior year.  Interest rate swap agreements fix the interest rate at 4.13% plus a margin on $400.0 million of the bank debt for the full term of the facility.  The effective interest rate on bank loans for the first quarter of fiscal 2008 was 5.6%.  Other interest, which includes imputed non-cash interest on the discounting of financial instruments, increased by $2.0 million from the prior year.  This is largely the result of implementing the new financial instruments guidance in fiscal 2008.

Other expense, net

Other expense for the first quarter was $3.9 million, compared to other expense of $6.5 million in the prior year.  The current year includes restructuring charges of $2.8 million, incurred primarily in the Television segment, while the prior year includes $6.2 million in restructuring charges, incurred primarily in the Television and Content segments.  Interest income declined as a result of lower cash and cash equivalents balances.

Income taxes

The effective tax rate for the first quarter of fiscal 2008 was 35.3%, consistent with the Company’s 34.4% statutory rate.

On December 14, 2007, the reduction to future federal corporate income tax rates announced in Bill C-28 on October 31, 2007 became substantively enacted.  As a result, the Company will be required to re-measure its income tax assets and liabilities using the reduced rates.  The Company estimates that it will record an income tax recovery of approximately $12,000 in the second quarter of fiscal 2008.

Net income

Net income for the first quarter was $39.4 million, as compared to $36.7 million last year.  Earnings per share for the first quarter were $0.94 basic and $0.91 diluted, compared with $0.87 basic and $0.85 diluted last year.

Corus

Other comprehensive income (loss), net of tax

Other comprehensive loss for the quarter was $6.8 million, compared to income of $0.6 million in the prior year.  This loss is the result primarily of the change in the unrealized fair value of the Company’s interest rate swap.  As the Company adopted the new accounting standards for financial instruments in the first quarter of fiscal 2008, there is no comparative figure for this change in unrealized fair value.

Corus

Radio

The Radio division comprises 52 radio stations situated primarily in nine of the 10 largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is one of Canada’s leading radio operator in terms of revenues and audience reach.

Financial Highlights

	Three months ended November 30,
(thousands of Canadian dollars)	2007	2006
Revenues	79,525	75,591
Direct cost of sales, general and administrative expenses	54,054	51,942
Segment profit	25,471	23,649

Revenues for the first quarter were $79.5 million, representing a 5% increase over the prior year.  Local airtime revenues increased by 4% and national airtime revenues increased by 7% compared to the prior year.  Other ancillary revenues also increased from the prior year.  Revenue growth for the quarter was achieved in the west and Ontario.  The Quebec region was unchanged from the prior year as a result of generally poor market conditions.  Corus’ expectation is that it will exceed market growth in the markets in which it broadcasts.  This occurred in several important markets in the first quarter, as indicated by the Trans-Canada Radio Advertising by Market (“TRAM”) Report for the quarter ended November 30, 2007.  Overall, Corus grew by 5%, compared to total market growth of 6%, however this result is skewed somewhat by several new competitors in Calgary, where Corus grew by 9% compared to market growth of 17%, and a shrinking market in French-language Montreal.

Direct cost of sales, general and administrative expenses for the first quarter were $54.1 million, up 4% from the prior year.  Expenses increased for employee-related costs and production and programming costs, due in part to having two additional stations relative to last year, while regulatory costs decreased from the prior year.

Segment profit for the first quarter was $25.5 million, an increase of 8% from last year.  This segment profit increase represents a slight margin improvement for the Radio segment.

Corus

Television

The Television division comprises the following: specialty television networks YTV, W Network, Treehouse TV, Corus’ 80% interest in Country Music Television Limited (“CMT”), a 50.5% interest in Telelatino, a 50% interest in TELETOON and a 20% interest in Food Network; Corus’ premium television services Movie Central and Encore; interests in three digital television channels: SCREAM, Cosmopolitan Television and Discovery Kids Canada; Corus Custom Networks, a cable advertising service; three local television stations; Max Trax, a residential digital music service; and the Nelvana production studio.

Financial Highlights

	Three months ended November 30,
(thousands of Canadian dollars)	2007	2006
Revenues	126,119	122,641
Direct cost of sales, general and administrative expenses	63,250	62,159
Segment profit	62,869	60,482

Revenues for the first quarter were $126.1 million, up 3% from the corresponding period last year.  Advertising revenue grew by only 1% in the quarter, while subscriber revenue grew by 4% over the prior year.  Other ancillary revenues, primarily derived through service work in the studio, were also up in the quarter.  Specialty advertising growth was 2% for the first quarter led by strong double-digit growth at W Network. Movie Central finished the quarter with 877,000 subscribers, up 5% from the same period last year.

Direct cost of sales, general and administrative expenses were $63.3 million for the first quarter, up 2% from the prior year.  The increase was primarily due to higher programming costs, as amortization of program rights and film investments and other cost of sales increased by 8% for the quarter.  These costs fluctuate in proportion to changes in subscriber levels, as a result of program supply agreements and Canadian content requirements based on the prior year’s revenues, as a result of conditions of license as well as with the volume of service work in the Studio.  These increased costs were offset by effective cost containment in other general and administrative overhead which decreased by 7% in the quarter relative to the same period last year.  General and administrative expenses included an increase in marketing costs, lower regulatory fees, foreign exchange gains and savings across all departments. Television incurred $2.6 million in restructuring expenses in the first quarter, related to the Toronto operations.  These costs are reflected in other expense, net and are excluded from segment profit.

Segment profit for the first quarter was $62.9 million, up 4% from the prior year.

Corus

Content

The Content division participates in the distribution of television programs and the sale and licensing of related products and rights.

Financial Highlights

	Three months ended November 30,
(thousands of Canadian dollars)	2007	2006
Revenues	9,557	11,746
Direct cost of sales, general and administrative expenses	9,086	10,739
Segment profit	471	1,007

Revenues for the first quarter were $9.6 million, representing a 19% decrease compared to the prior year.  Included in Content’s revenues for the quarter are inter-company revenues of $0.4 million.  These revenues are eliminated upon consolidation.

Direct cost of sales, general and administrative expenses for the first quarter were $9.1 million, down 15% from the prior year.  This decrease is the result of lower revenues in the quarter.

Segment profit for the first quarter was $0.5 million, compared to $1.0 million in the same period last year.  The Content division continues to perform in line with the Company’s current expectations of modest segment profit.

Corus

Corporate

The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the operating segments.

Financial Highlights

	Three months ended November 30,
(thousands of Canadian dollars)	2007	2006
Stock-based compensation	2,755	1,919
Other general and administrative costs	2,891	3,479
General and administrative expenses	5,646	5,398

General and administrative expenses increased to $5.6 million in the first quarter from $5.4 million in the same period last year.

Stock-based compensation includes the expenses related to the Company’s Performance Share Units (“PSUs”), stock options and other long-term incentive plans.  The increase in stock-based compensation in the current year relates to a change in the vesting period of one of the Company’s long-term incentive plans.

Other general and administrative costs are down from the prior year primarily as a result of foreign exchange gains and lower costs related to employee benefits.

Quarterly Consolidated Financial Information

The following table sets forth certain unaudited data derived from the unaudited consolidated financial statements for each of the eight most recent quarters ended November 30, 2007.  In management’s opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company’s Annual Report for the year ended August 31, 2007.

(thousands of Canadian dollars
except per share amounts)
	Revenues	Segment profit	Net income	Earnings (loss) per share
			(loss)	Basic	Diluted
2008
1st quarter	214,825	83,390	39,387	$0.94	$0.91
2007
4th quarter	187,204	50,184	21,219	$0.50	$0.49
3rd quarter	197,612	63,500	29,587	0.70	0.68
2nd quarter	174,729	47,320	19,543	0.46	0.45
1st quarter	209,198	79,917	36,669	0.87	0.85
2006
4th quarter	184,979	44,515	46,642	$1.11	$1.09
3rd quarter	181,562	57,702	23,154	0.55	0.54
2nd quarter	164,388	42,151	(65,732)	(1.54)	(1.54)

Corus

Seasonal Fluctuations

As discussed in Management’s Discussion and Analysis for the year ended August 31, 2007, Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  In particular, as the Company’s broadcasting businesses are dependent on general advertising and retail cycles associated with consumer spending activity, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

Significant items causing variations in quarterly results

•	Net income for the fourth quarter of fiscal 2006 was positively impacted by approximately $37.0 million in income tax rate changes and other income tax items.
•
The second quarter of fiscal 2006 was impacted by the purchase and cancellation of the Company’s Senior Subordinated Notes (“Notes”), as well as the termination of the cross-currency agreements associated with the Notes.  The after-tax impact of these transactions was approximately $82.6 million or $1.95 per share.

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2007.  In particular, there is no material change to the risks associated with potential changes to regulatory fees as discussed in Managements’ Discussion and Analysis for the year ended August 31, 2007.

Financial Position

Total assets at November 30, 2007 were $1.97 billion, compared to $1.94 billion at August 31, 2007.  The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2007.

Current assets increased by $14.5 million.  Cash and cash equivalents decreased by $21.5 million.  Please see the discussion of cash flows below.  Accounts receivable increased by $34.6 million from year end.  The accounts receivable balance typically grows in the first and third quarter as a result of the broadcast revenue cycle.  The Company carefully monitors the aging of its accounts receivables.

Non-current assets increased by $16.1 million.  Tax credits receivable increased as a result of accruals related to film production, offset by tax credit receipts.  Investments and other assets increased by $1.9 million, due to the recognition of the fair value of the Company’s interest rate swap.  Program and film rights (current and non-current) increased by $12.9 million, as additions of acquired rights of $51.2 million were offset by amortization of $36.1 million as well as a transition adjustment related to the implementation of new financial instruments standards.  Program rights increased due to the acquisition of programming for the fall launch, and increases in condition of license requirements due to revenue growth.  Film investments increased by $3.3 million as net film spending of $17.7 million was offset by film amortization and accruals for tax credits.

Current liabilities increased by $17.8 million.  Accounts payable and accrued liabilities increased by $7.8 million and income taxes payable increased by $10.0 million.  Accounts payable and accrued liabilities related to working capital decreased by $1.2 million, while non-working capital accruals for program rights and film investments increased by $9.0 million, as the Company invests in television programming.  Income taxes payable decreased due to the timing of income tax installments.

Corus

Non-current liabilities increased by $9.4 million.  Long-term debt increased by $15.6 million, as the Company used its credit facility to finance its normal course issuer bid.  Other long-term liabilities decreased by $7.2 million primarily due to the payment of public benefit liabilities, and certain stock-based compensation obligations becoming current in nature.  Other components of long-term liabilities, which consist primarily of the long-term portion of program rights payable, were impacted by a transition adjustment related to the implementation of the new financial instruments standards. Net future tax liability (including current future tax asset) increased by $4.6 million primarily due to the utilization of tax loss carry-forwards.

Share capital decreased by $7.2 million as a result of the repurchase and cancellation of shares with a book value of $14.0 million under the Company’s normal course issuer bid, offset by the exercise of employee stock options.  Contributed surplus increased by $1.3 million as a result of expensing stock-based compensation for the period.

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position has decreased by $21.5 million in the first quarter of fiscal 2008, compared to a decrease of $0.3 million in the prior year.  Negative free cash flow for fiscal 2008 is $2.9 million, compared to positive free cash flow, after adding back business combinations, of $5.3 million in the prior year.  The first quarter is historically a period of low free cash flow relative to other quarters.

Cash provided by operating activities in fiscal 2008 is $4.0 million, compared to $12.0 million last year.  This decrease is a result of higher payments for program rights and film investments in the current year.

Cash used in investing activities in fiscal 2008 is $6.9 million, compared to cash used of $53.3 million last year. The prior year includes $46.6 million in cash outflow related to the TELETOON acquisition.  Capital expenditures are $1.3 million lower than in the prior year, as the Company looks to minimize capital expenditures ahead of its move to the Toronto waterfront development.

Cash used in financing activities in fiscal 2008 is $18.6 million, compared to cash provided of $41.0 million in the prior year.  In the current year, the Company drew on its credit facility in order to finance the normal course issuer bid.  The Company continued purchasing its own shares under an issuer bid that began in the second quarter of fiscal 2006.  In the first quarter of fiscal 2008, 659,900 shares were purchased and cancelled at an average price of $49.01 per share for cash consideration of $32.3 million.  The exercise of employee stock options resulted in $6.2 million in cash receipts, while $10.5 million in dividends were paid.

Liquidity

As at November 30, 2007, the Company has available $165.0 million under a revolving term credit facility that matures on January 24, 2011.  Interest rates on the Company’s facilities fluctuate with Canadian bankers’ acceptances and LIBOR.

As at November 30, 2007, the Company had a cash balance of $11.8 million and a total working capital balance of $100.4 million.  Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for the next 12 months.

Net debt to segment profit

As at November 30, 2007, net debt was $614.6 million, up from $577.4 million at August 31, 2007.  This increase in net debt is a result of the cash outflows incurred by the Company’s normal course issuer bid.  Net debt to segment profit at November 30, 2007 was 2.5 times, up from 2.4 times at August 31, 2007.  This ratio remains below management’s stated guidance range of 3.0 to 3.5 times.

Corus

Off-balance sheet arrangements and derivative financial instruments

The Company has entered into Canadian interest rate swap agreements to fix the interest rate on its outstanding bank loans.  The estimated fair value of these agreements at November 30, 2007 is $1.8 million.  This estimated fair value has been recorded as an asset in the consolidated balance sheets.

The Company has entered into a derivative instrument in order to offset its exposure to changes in the fair value of units issued under its performance share unit plan.  The estimated fair value of this instrument at November 30, 2007 is $0.1 million.  This estimated fair value has been recorded as an asset in the consolidated balance sheets.

Contractual commitments

There have been no significant contractual obligations entered into during fiscal 2008.

Outstanding Share Data

As at December 31, 2007, 1,722,929 Class A Voting Shares and 39,927,009 Class B Non-Voting Shares were issued and outstanding.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred in the three months ended November 30, 2007 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators.  These have been outlined in the Management’s Discussion and Analysis contained in the Annual Report for the year ended August 31, 2007, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.  Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

The following tables reconcile those key performance indicators that are not in accordance with GAAP measures:

Free cash flow
	Three months ended November 30,
(thousands of Canadian dollars)	2007	2006
Cash provided by (used in):
Operating activities	3,988	12,013
Investing activities	(6,918)	(53,341)
Free cash flow	(2,930)	(41,328)

Corus

Net debt
(thousands of Canadian dollars)	As at November 30, 2007	As at August 31, 2007
Long-term debt	626,482	610,697
Cash and cash equivalents	(11,847)	(33,347)
Net debt	614,635	577,350

Net debt to segment profit
(thousands of Canadian dollars except ratios)	As at November 30, 2007	As at August 31, 2007
Net debt [numerator]	614,635	577,350
Segment profit (1) [denominator]	244,394	240,921
Net debt to segment profit	2.5	2.4

(1)  Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the “Quarterly Consolidated Financial Information” section of Management’s Discussion and Analysis.

Corus

Consolidated Financial Statements and Notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

[unaudited]	November 30,	As at August 31,
(in thousands of Canadian dollars)	2007	2007
ASSETS [note 5]
Current
Cash and cash equivalents	11,847	33,347
Accounts receivable	185,936	151,380
Prepaid expenses and other	13,234	10,921
Program and film rights	127,555	125,068
Future tax asset	10,140	13,518
Total current assets	348,712	334,234

Tax credits receivable	23,435	16,875
Investments and other assets	19,383	17,492
Property, plant and equipment, net	76,369	78,342
Program and film rights	101,106	90,687
Film investments [note 3]	69,869	66,593
Deferred charges	-	4,100
Broadcast licenses	532,812	532,812
Goodwill	795,817	795,832
	1,967,503	1,936,967

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 4]	173,914	166,083
Income taxes payable	11,476	1,474
Total current liabilities	185,390	167,557

Long-term debt [note 5]	626,482	610,697
Other long-term liabilities [note 6]	57,568	64,773
Future tax liability	104,039	102,851
Non-controlling interest	14,813	15,196
Total liabilities	988,292	961,074

SHAREHOLDERS’ EQUITY
Share capital [note 7]	875,052	882,244
Contributed surplus [note 7]	11,534	10,250
Retained earnings	104,578	95,568
Accumulated other comprehensive loss [note 15]	(11,953)	(12,169)
Total shareholders’ equity	979,211	975,893
	1,967,503	1,936,967

See accompanying notes

On behalf of the Board,

John M. Cassaday	Heather A. Shaw
President and Chief Executive Officer	Executive Chair
January 9, 2008

Corus

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME

[unaudited] (in thousands of Canadian dollars	Three months ended November 30,
except per share amounts)	2007	2006
Revenues	214,825	209,198
Direct cost of sales, general and administrative expenses	131,435	129,281
Depreciation	5,769	5,166
Amortization	-	566
Interest expense [note 8]	10,989	8,872
Other expense, net [notes 4 and 9]	3,887	6,522
Income before income taxes and non-controlling interest	62,745	58,791
Income tax expense	22,138	20,638
Non-controlling interest	1,220	1,484
Net income for the period	39,387	36,669

Earnings per share [note 12]
Basic	$0.94	$0.87
Diluted	$0.91	$0.85

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[unaudited] (in thousands of Canadian dollars)	Three months ended November 30,
	2007	2006
Net income for the period	39,387	36,669
Other comprehensive income (loss), net of tax
Unrealized foreign currency translation adjustment	(972)	621
Unrealized change in fair value of available-for-sale investments	183	-
Unrealized change in fair value of cash flow hedges	(6,002)	-
	(6,791)	621
Comprehensive income for the period	32,596	37,290

See accompanying notes

Corus

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

[unaudited] (in thousands of Canadian dollars)	Three months ended November 30,
	2007	2006
Share capital
Balance, beginning of period	882,244	870,563
Issuance of shares under Stock Option Plan	6,768	2,371
Shares repurchased	(13,960)	(821)
Balance, end of period	875,052	872,113

Contributed surplus
Balance, beginning of period	10,250	6,878
Stock-based compensation	1,869	918
Exercise of stock options	(585)	(223)
Balance, end of period	11,534	7,573

Retained earnings
Balance, beginning of period	95,568	51,585
Cumulative impact of accounting changes [note 2]	(1,594)	-
Adjusted opening balance	93,974	51,585
Net income for the period	39,387	36,669
Dividends	(10,403)	(9,041)
Share repurchase excess [note 7]	(18,380)	(762)
Balance, end of period	104,578	78,451

Accumulated other comprehensive loss
Balance, beginning of period	(12,169)	(11,528)
Cumulative impact of accounting changes [note 2]	7,007	-
Adjusted opening balance	(5,162)	(11,528)
Other comprehensive income (loss), net of tax	(6,791)	621
Balance, end of period	(11,953)	(10,907)

See accompanying notes

Corus

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

[unaudited] (in thousands of Canadian dollars)	Three months ended November 30,
	2007	2006
OPERATING ACTIVITIES
Net income for the period	39,387	36,669
Add non-cash items:
Depreciation	5,769	5,166
Amortization of program and film rights	36,077	32,201
Amortization of film investments	4,916	7,868
Other amortization	-	566
Future income taxes	4,921	2,718
Non-controlling interest	1,220	1,484
Stock-based compensation	2,884	1,919
Other	2,538	730
Net change in non-cash working capital balances related to operations	(33,683)	(24,976)
Payment of program and film rights	(42,297)	(37,946)
Net additions to film investments	(17,744)	(14,386)
Cash provided by operating activities	3,988	12,013

INVESTING ACTIVITIES
Additions to property, plant and equipment	(4,219)	(5,492)
Business combinations	332	(46,645)
Net change in other investments and assets	(1,135)	54
Decrease in public benefits associated with acquisitions	(1,896)	(1,258)
Cash used in investing activities	(6,918)	(53,341)

FINANCING ACTIVITIES
Increase in bank loans	19,828	49,627
Decrease in other long-term liabilities	(158)	(168)
Issuance of shares under Stock Option Plan	6,183	2,148
Shares repurchased	(32,340)	(1,583)
Dividends paid	(10,480)	(9,039)
Dividend paid to non-controlling interest	(1,603)	-
Cash provided by (used in) financing activities	(18,570)	40,985
Decrease in cash and cash equivalents duringthe period	(21,500)	(343)
Cash and cash equivalents, beginning of period	33,347	43,636
Cash and cash equivalents, end of period	11,847	43,293

See accompanying notes

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2007
(in thousands of Canadian dollars except share information)

1.	BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries [“Corus” or the “Company”].  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements.  As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2007.

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.  Each of the broadcasting businesses [Radio and Television] and the Content business has unique seasonal aspects.

For the broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity.   Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter tend to be the weakest, consistent with lower consumer spending in winter months.

For the Content business, operating results are dependent on the timing and number of television programs made available for delivery in the period, as well as the timing of merchandising royalties received, none of which can be predicted with certainty. Consequently, Content’s operating results may fluctuate significantly from quarter to quarter.  As well, cash flows may fluctuate and are not necessarily closely related to revenue recognition.

2.    CHANGES IN ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the fiscal 2007 annual consolidated financial statements, except as described below.

On September 1, 2007, the Company prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855 “Financial Instruments - Recognition and Measurement”, Section 3861 “Financial Instruments - Disclosure and Presentation”, Section 3865 “Hedges” and Section 1530 “Comprehensive Income”, with no restatement of prior periods except for the presentation of the foreign currency translation adjustment.  These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives and the application of hedge accounting.

The Company has classified its cash equivalents and derivative financial instruments that are not designated as hedges as held-for-trading.  They are presented at their fair value and gains or losses arising on revaluation at the end of each period are included in net income.

Accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities and certain components of other long-term liabilities are classified as other financial liabilities and are also measured at amortized cost.  Long-term debt instruments have been classified as other financial liabilities and are measured at amortized cost as the Company has the ability and intention to hold to maturity. Financial instruments measured at amortized cost use the effective interest method of amortization.

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2007
(in thousands of Canadian dollars except share information)

All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value, with changes in fair value recorded in the consolidated statements of income unless they are effective cash flow hedging instruments.  Derivative financial instruments that are designated as cash flow hedges, such as interest rate swap agreements, are classified as available for sale and are presented at their fair value, with gains or losses arising from the revaluation at the end of each period included in other comprehensive income to the extent of hedge effectiveness.

In adopting these recommendations, the Company made the following adjustments to the consolidated balance sheet at September 1, 2007:

Debits (credits)	As at September 1, 2007
Investments and other assets (a)	8,482
Program and film rights (b)	(4,946)
Deferred charges (c)	(4,100)
Long-term debt (c)	4,205
Other long-term liabilities (b)	2,332
Future tax liability	(560)
Retained earnings (b) (c)	1,594
Accumulated other comprehensive loss (a)	(7,007)

(a)
An increase to investments of $8,768 was booked to record unrealized gains on derivative contracts, and a decrease of $286 was booked to record unrealized losses on investments. This resulted in a net-of-tax transition adjustment of $7,007 to accumulated other comprehensive income.

(b)
Decreases to program and film rights and other long-term liabilities were booked to reflect the balances as if the effective interest rate method had always been used to record program and film rights assets and liabilities. This resulted in a net-of-tax transition adjustment of $1,699 to retained earnings.

(c)
Decreases to deferred charges and long-term debt were booked to reflect the balances as if the effective interest rate method had always been used to record financing fees associated with long-term debt. This resulted in a transition adjustment of $105 to retained earnings.

With the adoption of these standards, the consolidated financial statements now include consolidated statements of comprehensive income.  The comparative statements were restated solely to include the translation adjustment of self-sustaining foreign operations as provided by transition guidance.

The adoption of these standards did not have a significant impact on net income for the three months ended November 30, 2007.

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2007
(in thousands of Canadian dollars except share information)

3.       FILM INVESTMENTS
	As at November 30, 2007	As at August 31, 2007
Projects in development and in process, net of advances	18,838	22,772
Completed projects and distribution rights	35,000	28,874
Investments in third-party-produced film projects	16,031	14,947
	69,869	66,593

4.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

In fiscal 2006, the Company recorded restructuring expenses of $11,433 in the Radio and Content segments related primarily to severance and other restructuring activities.  In fiscal 2007, the Company recorded $10,393 in restructuring expenses, related primarily to severance and other restructuring activities in the Television segment in the first quarter, and severances in the Montréal Radio cluster in the fourth quarter.  In the first quarter of fiscal 2008, the Company recorded an additional $2,833 in restructuring expenses in the Television segment.  These costs are included in other expense, net.  To date, $20,848 has been paid in respect of these provisions, and as at November 30, 2007, $3,811 remains unpaid.  The Company anticipates that these provisions will be substantially paid in fiscal 2008.

5.	LONG-TERM DEBT

The Company has a credit facility with a syndicate of banks that matures on January 24, 2011.  The amount committed is $800,000, of which $300,000 is available on a revolving basis and $500,000 on a non-revolving basis, and is repayable at maturity.

Interest rates on the balance of the bank loans fluctuate with Canadian bankers’ acceptances and LIBOR.  As at November 30, 2007, the weighted average interest rate on the outstanding bank loans was 5.9%.  The Company has entered into Canadian interest rate swap agreements to fix the interest rate at 4.13% plus a margin on $400,000 of the Term Facility for the full term of the facility.  Interest on the bank loans averaged 5.6% for the first quarter of fiscal 2008.

The banks hold as collateral a first ranking charge on all assets and undertakings of Corus and certain of Corus’ subsidiaries as designated under the credit agreements.  Under the facility, the Company has undertaken to maintain certain financial covenants.  Management has determined that the Company was in compliance with the covenants provided under the bank loans as at November 30, 2007.

6.	OTHER LONG-TERM LIABILITIES

	As at November 30, 2007	As at August 31, 2007
Public benefits associated with acquisitions	5,359	7,200
Unearned revenue from distribution and licensing of film rights	9,653	9,403
Program rights payable	30,733	32,079
Stock-based compensation obligations	849	4,947
Deferred leasehold inducements	5,902	5,959
Other	5,072	5,185
	57,568	64,773

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2007
(in thousands of Canadian dollars except share information)

7.	SHARE CAPITAL

Authorized

The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares [“Class A Voting Shares”], as well as an unlimited number of Class B non-voting participating shares [“Class B Non-Voting Shares”], Class A Preferred Shares, and Class 1 and Class 2 Preferred Shares.

Issued and Outstanding

The changes in the Class A Voting Shares and Class B Non-Voting Shares since August 31, 2007 are summarized as follows:

	Class A Voting Shares		Class B Non-Voting Shares		Total
	#	$	#	$	$
Balance, August 31, 2007	1,722,929	26,684	40,512,297	855,560	882,244
Issuance of shares under Stock Option Plan	-	-	196,892	6,768	6,768
Shares repurchased	-	-	(659,900)	(13,960)	(13,960)
Balance, November 30, 2007	1,722,929	26,684	40,049,289	848,368	875,052

Stock Option Plan

Under the Company’s Stock Option Plan, the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company.  The maximum number of shares that can be reserved for issuance under the plan is 4,084,642.  All options granted are for terms not to exceed 10 years from the grant date.  The exercise price of each option equals the market price of the Company’s stock on the date of the grant.  Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

No options were granted during the first quarter of fiscal 2008.

As at November 30, 2007, the Company has outstanding stock options for 2,188,033 Class B Non-Voting Shares, of which 1,941,133 are exercisable.

The fair value of each option granted since September 1, 2003 was estimated on the date of the grant using the Black-Scholes option pricing model.  The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. In the first quarter of fiscal 2008, the Company has recorded stock-based compensation expense of $440 (2007 - $776).  This charge has been credited to contributed surplus.

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2007
(in thousands of Canadian dollars except share information)

Performance Share Units

The Company has granted Performance Share Units (“PSUs”) to certain employees.  Each PSU entitles the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the Toronto Stock Exchange (“TSX”) at the end of the restriction period, multiplied by the number of vested units determined by achievement of specific performance-based criteria.  The stock-based compensation expense recorded for the three months ended November 30, 2007 in respect of this plan was $886 (2007 - $1,002).  The current year’s expense includes a credit of $129 (2007 - $474) generated by a total return swap entered into in fiscal 2007 in order to limit the Company’s exposure to changes in the fair value of certain obligations under the PSU plan.

Long-term Incentive Plan

In fiscal 2006, the Company implemented a new long-term incentive plan for senior management based on share appreciation targets.  The Company has recorded stock-based compensation expense for the first quarter of fiscal 2008 of $1,429 (2007 - $141).  This charge has been credited to contributed surplus.

Normal Course Issuer Bid

On February 12, 2007, the Company announced that the TSX had accepted the notice filed by the Company of its intention to renew its normal course issuer bid for its Class B Non-Voting Shares through the facilities of the TSX.  The Company intends to purchase for cancellation a maximum of 1,500,000 Class B Non-Voting Shares.

During the first quarter of fiscal 2008, the Company repurchased and cancelled 659,900 Class B Non-Voting Shares at an average price of $49.01 per share, for a total cash consideration of $32,340.  This cash consideration exceeded the carrying value of the shares repurchased by $18,380, which amount was charged to retained earnings.

In December 2007, a further 125,300 Class B Non-Voting Shares were purchased and cancelled.

8.       INTEREST EXPENSE

	Three months ended November 30,
	2007	2006
Interest on long-term debt	8,542	8,434
Other interest (a)	2,447	438
	10,989	8,872

(a)	Other interest includes imputed interest expense on financial liabilities calculated using the effective interest rate method.

9.       OTHER EXPENSE, NET

	Three months ended November 30,
	2007	2006
Interest income	(174)	(418)
Foreign exchange gains and losses	295	(22)
Losses from equity investments	301	318
Restructuring charges	2,833	6,160
Asset disposal losses	597	-
Other	35	484
	3,887	6,522

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2007
(in thousands of Canadian dollars except share information)

10.  BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through three reportable operating segments:

Radio

The Radio segment comprises 52 radio stations, situated primarily in high-growth urban centres in Canada.  Revenues are derived from advertising aired over these stations.

Television

The Television segment includes interests in several specialty television networks, pay television, conventional television stations, a digital music service and cable advertising services, and the Nelvana production studio.  Revenues are generated from subscriber fees and advertising.

Content

The Content segment includes the distribution of television programs and the sale and licensing of related products.  Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.  Management evaluates each business segment’s performance based on revenues less direct cost of sales, general and administrative expenses.  Transactions between reporting segments are recorded at fair value.

(a)  Revenues and segment profit

Three months ended November 30, 2007
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	79,525	126,119	9,557	-	(376)	214,825
Direct cost of sales, general And administrative expenses	54,054	63,250	9,086	5,646	(601)	131,435
Segment profit	25,471	62,869	471	(5,646)	225	83,390
Depreciation	1,419	2,626	36	1,688	-	5,769
Interest expense	247	874	643	9,225	-	10,989
Other expense, net	(34)	3,459	753	(291)	-	3,887
Income before income taxes and non-controlling interest	23,839	55,910	(961)	(16,268)	225	62,745

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2007
(in thousands of Canadian dollars except share information)

Three months ended November 30, 2006
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	75,591	122,641	11,746	-	(780)	209,198
Direct cost of sales, general And administrative expenses	51,942	62,159	10,739	5,398	(957)	129,281
Segment profit	23,649	60,482	1,007	(5,398)	177	79,917
Depreciation	1,369	2,810	25	962	-	5,166
Amortization	-	266	-	300	-	566
Interest expense	230	39	90	8,513	-	8,872
Other expense, net	435	5,416	1,222	(551)	-	6,522
Income before income taxes and non-controlling interest	21,615	51,951	(330)	(14,622)	177	58,791

The Corporate segment represents the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

(b)  Segment assets
	As at November 30, 2007	As at August 31, 2007
Radio	737,853	725,410
Television	1,102,740	1,065,585
Content	86,296	80,723
Corporate	43,892	68,519
Eliminations	(3,278)	(3,270)
	1,967,503	1,936,967

Assets are located primarily within Canada.

11.  FINANCIAL INSTRUMENTS

Fair values

The fair values of financial instruments have been determined as follows:

Current assets and liabilities

The fair values of financial instruments included in current assets and current liabilities approximate their carrying values due to their short-term nature.

Investments and other assets

The fair value of publicly traded shares included in this category is determined by quoted share prices in active markets.  The fair value of other financial instruments included in this category is determined using other valuation techniques.

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2007
(in thousands of Canadian dollars except share information)

Long-term debt

The carrying value of the Company's bank loans approximates their fair value because interest charges under the terms of the bank loans are based on current Canadian bankers' acceptance and LIBOR rates.

Other long-term liabilities

The fair value of financial instruments in this category approximate their carrying values as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

Derivative financial instruments

The fair values of derivative financial instruments are determined based quotations by the counterparties to the agreements.

The estimated fair values of these agreements are as follows:

	November 30, 2007		August 31, 2007
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Interest rate swap agreements	1,760	1,760	-	8,767
Total return swap agreements	96	96	(497)	(497)

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

12.   EARNINGS PER SHARE

The following is a reconciliation of the numerator and denominators (in thousands) used for the computation of the basic and diluted earnings per share amounts:

	Three months ended November 30,
	2007	2006
Net income for the period [numerator]	39,387	36,669

Weighted average number of shares outstanding [denominator]
Weighted average number of shares outstanding - basic	41,944	42,061
Effect of dilutive securities	1,139	1,055
Weighted average number of shares outstanding - diluted	43,083	43,116

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2007
(in thousands of Canadian dollars except share information)

13.  CONSOLIDATED STATEMENTS OF CASH FLOWS

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:

	Three months ended November 30,
	2007	2006
Interest paid	9,732	7,879
Interest received	174	418
Income taxes paid	7,813	3,229

14.  FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income as a result of exposure to foreign currency exchange rate fluctuations.  A portion of these gains and losses relates to operating activities while other portions are of a financing nature.  Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended November 30,
	2007	2006
Direct cost of sales, general and administrative expenses	(894)	114
Other expense, net	295	(21)
Total foreign exchange gains (losses)	(599)	93

15.   ACCUMULATED OTHER COMPREHENSIVE LOSSES

The components of accumulated other comprehensive losses are as follows:

	As at November 30, 2007	As at August 31, 2007
Foreign currency translation adjustment	(13,141)	(12,169)
Unrealized gain on cash flow hedge	1,188	-
	(11,953)	(12,169)

16.  SUBSEQUENT EVENTS

On December 14, 2007, the reduction to future federal corporate income tax rates announced in Bill C-28 on October 31, 2007 became substantively enacted.  As a result, the Company will be required to re-measure its income tax assets and liabilities using the reduced rates.  The Company estimates that it will record an income tax recovery of approximately $12,000 in the second quarter of fiscal 2008.

Corus

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